Westminster Research Associates LLC

Notes to Statement of Financial Condition

December 31, 2016

1. Organization and Description of Business

Westminster Research Associates LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations include providing research and brokerage services to U.S. institutional investors and commission recapture services to pension plan sponsor clients. The Company does not clear or settle securities trades. Revenues are primarily derived from commissions on securities transactions. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's designated self-regulatory organization.

The Company is a wholly owned subsidiary of Convergex Group, LLC ("Group"). Convergex Holdings, LLC ("Holdings") owns 99% of the membership interests in Group, while funds managed by GTCR Golder Rauner, LLC ("GTCR"), a private equity firm, owns the remaining membership interests in Group (together Holdings and Group to be referred to as Convergex). Holdings is owned by GTCR, the Bank of New York Mellon Corporation ("BNY Mellon"), management, and current and former directors and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days when purchased are considered cash and cash equivalents. As of December 31, 2016, these investments include demand deposits of $2,979,386 and money market accounts of $3,999.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents Segregated for the Exclusive Benefits of Customers and Other Restricted Deposits

Cash and cash equivalents segregated in compliance with federal regulations and other restricted deposits include cash and cash equivalents deposited in special bank accounts for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended.

Commission Management Arrangements

Receivables from brokers consist of commissions related to Commission Management arrangements. The Company receives a gross commission from various clearing brokers which is then used to fund the commission sharing and recapture arrangements, less the portion retained as income to the Company. Accrued commission sharing and commission recapture payable are classified as commission management payable on the statement of financial condition.

A prepaid research asset is established for research and related services disbursed in advance of anticipated client commission volumes. Such receivables may not be evidenced by contractual obligations. Prepaid research is presented in prepaid research, net of allowance on the statement of financial condition.

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers, prepaid research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect the collectability in determining the allowance for doubtful accounts. Specifically for prepaid research, the Company considers the customer's financial condition and business operations as well as its historical, current, and anticipated trading activity when determining the allowance for doubtful accounts.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and fifteen years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

2. Significant Accounting Policies (continued)

Fixed Assets (continued)

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use (ASC 350-40 Internal Use Software). Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from one to ten years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist in accordance with ASC 350, Intangibles — Goodwill and Other. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. The Company completed its annual qualitative evaluation of goodwill as of May 1, 2016, and determined no impairment charge was required. Subsequent to May 1, 2016, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

Other Assets

Other assets consist primarily of prepaid expenses and fixed assets.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued bonuses, employee incentives, other employee benefit expenses, accrued expenses, and payables to related parties for management and technical services or expenses affiliates have paid on behalf of the Company (Note 4).

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of

2. Significant Accounting Policies (continued)

Income Taxes (continued)

record, is responsible for payment of taxes to New York City for unincorporated business tax. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, which is a limited liability company, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns. The effective tax rate differs from the statutory rate due to the apportioned amount of income to New York City.

Recently Issued Accounting Pronouncement

ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"), provides guidance for management to evaluate whether there is a substantial doubt about an entity's going concern and to provide related footnote disclosures. In connection with preparing the statement of financial condition for each reporting period, an entity's management should evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the statement of financial condition are issued. The adoption of this ASU did not have a material impact on the Company's statement of financial condition.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

3. Financial Instruments (continued)

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2016, the Company owned financial instruments consisting of cash and cash equivalents which approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Cash equivalents are classified within Level 1 of the fair value hierarchy.

4. Related-Party Transactions

In the normal course of business, the Company enters into related-party transactions with affiliates, including Convergex, and certain other affiliated entities.

The Company provides commission management tools and payment processing services to Convergex Execution Solutions LLC ("CES"), which is a wholly owned subsidiary of Group, and to Pershing LLC ("Pershing", an indirect subsidiary of BNY Mellon). The Company collects referral fees from CES for each trade executed and an administrative fee from CES and Pershing as part of the agreements. Receivables from brokers on the statement of financial condition include $486,490 related to these transactions.

The Company receives certain management, administrative and technical services from Group and other Convergex entities. Included in accrued compensation and other liabilities on the statement of financial condition are reimbursable expenses paid by affiliates on behalf of the Company in the amount of $88,395.

The Company and several related-party entities under common control were party to an agreement with Group that permitted Group to allocate a portion of its New York City lease commitment based on the portion that each entity is permitted to use and occupy as determined by Group.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2016, the Company had net capital of $12,684,993 and its excess net capital was $12,434,993. The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

6. Deferred Compensation

Convergex provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees who meet the required 40 months of service, including the year for which the award was granted, are vested and paid at the end of that period. Compensation expense is accrued ratably over that period. As part of the programs, employees can elect to index their deferral to various investment options. Payments to the employees are made on the payment date in the amount of the initial award adjusted by the percentage change in value of any elected investment options. In order to hedge the risk associated with changes in the amounts due to employees upon vesting, Group may purchase investments similar to the elected options. The plan had no material effect on the Company's financial position in 2016. Including the performance of the employees' investment elections to date, the Company plans to make payments related to these deferred bonus programs of $564,456 in 2017, $1,065,887 in 2018, and $663,619 in 2019. The total compensation cost related to unvested awards not expensed is $817,142 which the Company plans to recognize over the remaining vested period which is a maximum of 40 months.

7. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of Convergex. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company's retirement savings plan liability recorded in accrued compensation and other liabilities on the statement of financial condition was $12,677.

8. Off-Balance Sheet Credit Risk

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of counterparty securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. At December 31, 2016, there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

9. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.